UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(AMENDMENT NO. 15)

ProPhase Labs, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

74345W 10 8

(CUSIP Number)

Herbert Kozlov, Esq.

Wendy Grasso, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, New York 10022

(212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No: 74345W 10 8

1.	NAME OF REPORTING PERSON:
Ted Karkus

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions):
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)	PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF	7.	SOLE VOTING POWER	4,805,214 (1)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	100,000 (2)
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	4,805,214 (1)
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	100,000 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,905,214 shares of common stock (1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	27.3% (2)

14.	TYPE OF REPORTING PERSON (See Instructions)	IN

(1) Includes 2,300,000 shares of common stock issuable to the Reporting Person upon the exercise of stock options, which are currently vested and exercisable.

(2) These 100,000 shares are held by the Reporting Person’s son, who resides with him, for which he may be deemed the beneficial owner.

(2) Based on 15,685,087 shares of common stock outstanding on May 23, 2022, plus 2,300,000 shares of Common Stock issuable to the Reporting Person upon the exercise of stock options, which are currently vested and exercisable.

Introductory Note:

This Amendment No. 15 amends and supplements the Statement on Schedule 13D filed by Ted Karkus (the “Reporting Person”) on April 27, 2011 (the “Original Schedule 13D”, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed on November 15, 2011, Amendment No. 2 to the Schedule 13D filed on December 14, 2011, Amendment No. 3 to the Schedule 13D filed on May 18, 2012, Amendment No. 4 to the Schedule 13D filed on September 19, 2014, Amendment No. 5 to the Schedule 13D filed on May 27, 2015, Amendment No. 6 to the Schedule 13D filed on June 8, 2015, Amendment No. 7 to the Schedule 13D filed on January 6, 2017, Amendment No. 8 to the Schedule 13D filed on May 3, 2017, Amendment No. 9 to the Schedule 13D filed on October 3, 2017, Amendment No. 10 to the Schedule 13D filed on December 26, 2017, Amendment No. 11 to the Schedule 13D filed on February 26, 2018, Amendment No. 12 to the Schedule 13D filed on March 30, 2020, Amendment No. 13 to the Schedule 13D filed on August 17, 2020, Amendment No. 14 to the Schedule 13D filed on May 10, 2021 and together with this Amendment No. 15, the “Schedule 13D”) to the extent specifically set forth below. Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following:

On May 23, 2022, the Reporting Person acquired net 171,743 shares of common stock upon the exercise of stock options to purchase 450,000 shares of common stock, less 278,257 shares of common stock withheld to cover the exercise price and applicable taxes.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date hereof, the Reporting Person is deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 4,805,214 shares of common stock of the Issuer (including 2,300,000 shares of common stock issuable to the Reporting Person upon the exercise of stock options, which are currently vested and exercisable), as well as 100,000 shares held by one of the Reporting Person’s sons, who resides with him, for approximately 27.3% of the Issuer’s shares outstanding. The Reporting Person has sole voting and dispositive power with respect to 4,805,214 shares and shared voting and dispositive power with respect to the 100,000 shares held by his son who resides with him, for which he may be deemed the beneficial owner. The Reporting Person disclaims beneficial ownership of the shares held by his other son who does not reside with him.

Except for the exercise of stock options described above in this Item 5, there have been no other transactions in the securities of the Issuer effected by the Reporting Person in the last 60 days.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2022

/s/ Ted Karkus
Ted Karkus